UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   MUBARAK, FARES
   955 East Arques Avenue
   Sunnyvale, CA 94086-4533

   (408) 739-1010
2. Date of Event Requiring Statement (Month/Day/Year)
   10/30/97
3. IRS or Social Security Number of Reporting Person (Voluntary)
   #NULL#
4. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
5. Relationship of Reporting Person to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Vice President of Engineering
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right to(1)       07/26/04  Common Stock                 1,669      $7.6300    D           Direct
 buy)
Incentive Stock Option (right to(2)       01/05/06  Common Stock                 4,407      $10.6250   D           Direct
 buy)
Incentive Stock Option (right to(3)       07/17/06  Common Stock                 12,600     $14.8750   D           Direct
 buy)
Incentive Stock Option (right to05/01/96  03/01/06  Common Stock                 2,000      $15.0000   D           Direct
 buy)                           (4)
Incentive Stock Option (right to08/01/01  07/03/07  Common Stock                 5,679      $16.3750   D           Direct
 buy)                           (5)
Incentive Stock Option (right to(6)       12/20/06  Common Stock                 4,079      $22.3750   D           Direct
 buy)
Non-Qualified Stock Option      08/01/01  07/03/07  Common Stock                 2,321      $16.3750   D           Direct
(right to buy)                  (5)
Non-Qualified Stock Option      (7)       12/20/06  Common Stock                 921        $22.3750   D           Direct
(right to buy)

Explanation of Responses:

(1)
Option for 1,200 shares becomes 100% exercisable on 8/1/98. Option for 469 shares vests and is exercisable as to 281 shares on 8/1/97, and 47 shares each on 11/1/97, 2/1/98, 5/1/98 and 8/1/98.
(2)
Option for 2,500 shares becomes 100% exercisable on 8/1/99. Option for 1,250 shares is exercisable at 12.5% per quarter with vesting commencing on 8/1/97. Option for 657 shares is exercisable as to 109 shares per quarter with vesting commencing on 8/1/97.
(3)
Option for 4,600 shares becomes 100% exercisable on 8/1/2000. Option for 3,000 shares and 5,000 shares is exercisable at 6.25% per quarter with vesting commencing on 7/17/96 and 8/1/96, respectively.
(4)
Option is  exercisable  at 6.25% per quarter with vesting  commencing on 2/1/96.
(5) Option becomes 100% exercisable on 8/1/2001. (6) Option begins vesting on 2/1/97 and is exercisable quarterly as to 937 shares through 11/1/97. Option then begins vesting on 11/1/97 and is exercisable quarterly as to 1,250 shares through 11/1/98, 1,250 shares through 11/1/99, 329 shares through 11/1/2000.
  The remaining 313 shares vest 100% on 2/1/2001.
(7)
Option is exercisable at 25% per quarter with vesting commencing on 11/1/99.

SIGNATURE OF REPORTING PERSON
/S/ MUBARAK, FARES
DATE